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                                                                    EXHIBIT 20.1


                                 PRESS RELEASE
                                                   [LOGO OF AVIVA APPEARS HERE]


For immediate release

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                     AVIVA REPORTS ON COLOMBIAN ACTIVITIES
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DALLAS, TEXAS, July 10, 1997 . . . .Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas-based oil and gas exploration company, reported results from the development well Linda No. 5.

In the Santana contract area in Colombia, the Linda No. 5 development well was drilled to a total depth of 9,212 feet in early May 1997. Electric log analysis indicated the presence of 61' of net oil pay in the Caballos formation, 34' of net pay in the Villeta "T" formation, and 53' of net pay in the Villeta "U" formation. All three zones were stimulated by hydraulic fracturing, and the well was completed as a commingled producer. Production from the well is currently 2,500 barrels of fluid per day with a 22% water cut on electric submersible pump. Oil gravity is 28.5 degree API.

Preliminary interpretation of the 3D seismic program acquired earlier this year over the Mary and Miraflor areas is encouraging and several possible drilling locations have been defined. Application has been made for environmental approval to drill the first well in a new program of exploration and development drilling. The new program is expected to commence in early 1998, pending completion of interpretation of the seismic data and receipt of governmental permits.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and offshore in the United States. Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").

Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464